

Mail Stop 3561

November 9, 2017

Alexander H. Ware
Chief Financial Officer
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

> **Re:** **Buffalo Wild Wings, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2016**
> **Filed February 17, 2017**
> **Form 10-Q for Quarterly Period Ended September 24, 2017**
> **Filed October 25, 2017**
> **File No. 000-24743**

Dear Mr. Ware:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2016

Item 7. Management's Discussion and Analysis
Use of Non-GAAP Measures, page 28

1. Your presentation of the non-GAAP measure "restaurant-level profit" excludes depreciation and amortization, general and administrative expenses and pre-opening costs. Please provide disclosure explaining that these costs are not included in this measure and the reason for their exclusion. Your disclosure should also explain the limitations on the usefulness of this measure to emphasize that the excluded costs support the operations of your restaurants.

2. Additionally, your reconciliation of restaurant-level profit should begin with your most directly comparable GAAP measure of results such as "income from operations" as reported in your statement of earnings. Please revise your presentation as appropriate.

Liquidity and Capital Resources, page 32

3. Your discussion in regard to cash of operating activities in the Form 10-K and Form 10-Q for the quarterly period ended September 24, 2017 appears to be focused on how the amount of operating cash was derived for each respective period presented. Please provide a robust comparative analysis of material changes in net cash of operating activities between comparable periods. Refer to instructions 1 and 4 to the Instructions to Item 303(a), and the introductory paragraph of Item 303(b) and instruction 3 of the instructions to paragraph (b) of Item 303, of Regulation S-K.

4. In connection with the comment above, your analysis should address the significant drivers underlying material changes in individual cash flow items cited and how they impact cash. Please note that merely citing items identified in the statement of cash flows, such as net earnings and accrued expenses and other working capital items, may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify any variance factors cited, pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Form 10-Q for Quarterly Period Ended September 24, 2017

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 21

5. Your conclusion refers only to a portion of disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure